# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ASTRONICS CORP, CIK 0000008063
CUSIP: 046433108
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 130 COMMERCE WAY, -, EAST AURORA, New York (NY), 14052-2164
Date of event which requires filing of this statement: 10/15/2025
Filed by CIK 0001873893
Persons authorized to receive notices and communications: Michael Braner, 325 Capital LLC, 757 Third Avenue, 20th Floor, New York, New York (NY), 10017, 646-774-2904; Kenneth A. Schlesinger, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- 325 Capital Master Fund LP (CIK 0001972759): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- 325 Capital GP, LLC (CIK 0001972758): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- 325 CAPITAL LLC (CIK 0001873893): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Braner Michael David (CIK 0001908015): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FRIEDBERG DANIEL M. (CIK 0001448795): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Shrivastava Anil K (CIK 0001908019): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: ASTRONICS CORP
Address of issuer's principal executive offices: 130 COMMERCE WAY, -, EAST AURORA, New York (NY), 14052-2164

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

As of the date hereof, the Reporting Persons beneficially own 0 Shares of the Issuer. The aggregate purchase price for the 0 Shares beneficially owned by the Reporting Persons is $0 (exclusive of brokerage commissions and other costs of execution).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 31,619,410 Shares outstanding as of October 30, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2025.

As of the date hereof, 325 Master Fund beneficially owned 0 Shares of the Issuer, constituting 0% of the Shares outstanding.

As of the date hereof, 325 Capital GP beneficially owned 0 Shares of the Issuer, constituting 0% of the Shares outstanding.

As of the date hereof, 325 beneficially owned 0 Shares of the Issuer, constituting 0% of the Shares outstanding.

As of the date hereof, Mr. Braner beneficially owned 0 Shares of the Issuer, constituting 0% of the Shares outstanding.

As of the date hereof, Mr. Friedberg beneficially owned 0 Shares of the Issuer, constituting 0% of the Shares outstanding.

As of the date hereof, Mr. Shrivastava beneficially owned 0 Shares of the Issuer, constituting 0% of the Shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

(i) 325 Master Fund:
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 0

(ii) 325 Capital GP:
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 0

(iii) 325:
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 0

(iv) Michael Braner:
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 0

(v) Daniel Friedberg:
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 0

(vi) Anil Shrivastava:
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Other than as set forth in Schedule 1 hereto, the Reporting Persons have not entered into any transactions in the securities of the Issuer in the last 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated as follows:

As of October 15, 2025, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Schedule 1 - Transactions in the Shares in the Last 60 Days

## Signatures
- 325 Capital Master Fund LP: /s/ Michael Braner, Michael Braner, Managing Member (01/15/2026)
- 325 Capital GP, LLC: /s/ Michael Braner, Michael Braner, Managing Member (01/15/2026)
- 325 CAPITAL LLC: /s/ Michael Braner, Michael Braner, Managing Member (01/15/2026)
- Braner Michael David: /s/ Michael Braner, Michael Braner (01/15/2026)
- FRIEDBERG DANIEL M.: /s/ Daniel Friedberg, Daniel Friedberg (01/15/2026)
- Shrivastava Anil K: /s/ Anil Shrivastava, Anil Shrivastava (01/15/2026)